Charlala LLC
Consolidated Financial Statement for the Period Ended
December 31, 2019

Table of Contents

CHARLALA LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019

ASSETS

Current Assets

Cash and cash equivalents	$	0.00
Total current assets		0.00

TOTAL ASSETS	**$**	**0.00**

LIABILITIES AND EQUITY

Liabilities

Accounts Payable	$	0.00
Total liabilities		0.00

Equity

Owner's Investment		5050.54
Net Income		(5050.54)
Total equity		0.00

TOTAL LIABILITIES AND EQUITY	**$**	**0.00**

CHARLALA LLC
CONSOLIDATED STATEMENT OF INCOME
AS OF DECEMBER 31, 2019

Revenues	$	0.00
Gross Profit		0.00
Operating Expenses		
Advertising & Marketing		817.67
Legal & Professional Services		862.4
Office Supplies & Software		2892.55
Other Business Expenses		477.92
Total Expenses		5050.54
Net Operating Income		(5050.54)
Net Income	$	(5050.54)

CHARLALA LLC
CONSOLIDATED STATEMENT OF EQUITY
AS OF DECEMBER 31, 2019

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, June 21, 2019	0	$ 0.00	0	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Contributions	0	0.00	0	0.00	5050.54	0.00	5050.54
Other comprehensive gain	0	0.00	0	0.00	0.00	0.00	0.00
Net income	0	0.00	0	0.00	0.00	(5050.54)	(5050.54)
Ending Balance	**0**	**$ 0.00**	**0**	**$ 0.00**	**$ 5050.54**	**$ (5050.54)**	**$ 0.00**

CHARLALA LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2019

Cash Flows from Operating Activities		
Net income	$	(5050.54)
Adjustments to reconcile net income to net cash		0.00
Net cash provided by operating activities		(5050.54)
Cash Flows from Financing Activities		
Owner's Investment		5050.54
Net cash provided by financing activities		5050.54
Net Increase in Cash		0.00
CASH AT END OF YEAR	$	**0.00**

CHARLALA LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
AS OF DECEMBER 31, 2019

Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of Charlala LLC (hereinafter, the "Company"). The financial statement only includes information from inception (June 21, 2019) through December 31, 2019.

The Company was filed in the State of Illinois on June 21, 2019.

The Company is headquartered in Elmhurst, Illinois.

Fiscal Year
The Company operates on a December 31st year-end.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and worldwide. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.